UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 26, 2019

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “RGHL,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.
INFORMATION RELATED TO THE SALE OF THE NORTH AMERICAN, COSTA RICAN, AND JAPANESE BUSINESSES AND RELATED FACILITIES OF ITS CLOSURE SYSTEMS INTERNATIONAL BUSINESSES

On December 20, 2019, RGHL completed the previously announced sale by it and certain of its affiliates of the North American, Costa Rican, and Japanese businesses and related facilities of its Closure Systems International businesses to an affiliate of Cerberus Capital Management, L.P. RGHL will retain and continue to operate its closures businesses in Europe, the Middle East, Egypt and South America. Preliminary cash proceeds from the sale, net of estimated working capital and other adjustments, were $611 million. The final purchase price is subject to adjustment based upon final determination of closing date cash, indebtedness and working capital.

Attached as Exhibit 1 is RGHL’s unaudited pro forma condensed consolidated financial information giving effect to the sale.

Index to Exhibits

Exhibit No.    Description

1        Unaudited pro forma condensed consolidated financial information of Reynolds Group Holdings Limited

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
December 26, 2019